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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                             TENDER OFFER STATEMENT
                       UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

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                               EOG RESOURCES, INC.
                            (Name of Subject Company)

                               EOG RESOURCES, INC.
                         (Name of Filing Person--Issuer)

    7.195% FIXED RATE CUMULATIVE PERPETUAL SENIOR PREFERRED STOCK, SERIES B,
                            PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   26875P 40 8
                      (CUSIP Number of Class of Securities)

                               BARRY HUNSAKER, JR.
                    SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                               EOG RESOURCES, INC.
                           333 CLAY STREET, SUITE 4200
                            HOUSTON, TEXAS 77002-7361
                                 (731) 651-7000
           (Name, Address and Telephone Number of Person Authorized to
          Receive Notices and Communications on Behalf of the Offeror)

                                   Copies to:
                                ARTHUR H. ROGERS
                           FULBRIGHT & JAWORSKI L.L.P.
                                 FULBRIGHT TOWER
                        1301 MCKINNEY STREET, SUITE 5100
                            HOUSTON, TEXAS 77010-3095
                                 (713) 651-5151

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                         CALCULATION OF REGISTRATION FEE

         TRANSACTION VALUATION*                     AMOUNT OF FILING FEE**
         ----------------------                     ----------------------
              $108,500,000                                  $11,610

*The amount assumes the purchase of all of the 100,000 outstanding shares of 7.195% Fixed Rate Cumulative Perpetual Senior Preferred Stock, Series B, par value $0.01 per share, of EOG Resources, Inc. (the "Shares"), at a price per Share of $1,074.01 in cash plus accrued but unpaid dividends up to, but not including, the payment date.

**Calculated in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, as $107.00 per million of the transaction value.

         [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

         Amount Previously Paid: None          Filing Party: N/A
         Form or Registration No.: N/A         Date Filed: N/A

         [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [ ] third-party tender offer subject to Rule 14d-1.

         [X] issuer tender offer subject to Rule 13e-4.

         [ ] going-private transaction subject to Rule 13e-3.

         [ ] amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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         This Tender Offer Statement on Schedule TO (this "Schedule TO") is filed by EOG Resources, Inc., a Delaware corporation ("EOG"). This Schedule TO relates to the offer by EOG to purchase any and all of the outstanding shares of its 7.195% Fixed Rate Cumulative Perpetual Senior Preferred Stock, Series B (the "Shares"), at a purchase price of $1,074.01 per Share, plus accrued but unpaid dividends up to, but not including, the date the Shares are purchased (the "Offer Consideration"), subject to the terms and conditions set forth in the Offer to Purchase dated October 11, 2006 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits
(a)(1)(A) and (a)(1)(B) (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

         The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1, 2, 4-9 and 11 of this Schedule TO.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

         EOG Resources, Inc. is the filing person; its business address is 333 Clay Street, Suite 4200, Houston, Texas 77002; and its business telephone number is (713) 651-7000.

         The name, business address and business telephone number of each of the members of the Company's Board of Directors are:

         George A. Alcorn
         333 Clay Street, Suite 4200
         Houston, Texas 77002
         Telephone: 713-651-7000

         Charles R. Crisp
         333 Clay Street, Suite 4200
         Houston, Texas 77002
         Telephone: 713-651-7000

         Mark G. Papa
         333 Clay Street, Suite 4200
         Houston, Texas 77002
         Telephone: 713-651-7000

         Edmund P. Segner, III
         333 Clay Street, Suite 4200
         Houston, Texas 77002
         Telephone: 713-651-7000

         William D. Stevens
         333 Clay Street, Suite 4200
         Houston, Texas 77002
         Telephone: 713-651-7000

         H. Leighton Steward
         333 Clay Street, Suite 4200
         Houston, Texas 77002
         Telephone: 713-651-7000

         Donald F. Textor
         333 Clay Street, Suite 4200
         Houston, Texas 77002
         Telephone: 713-651-7000

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         Frank G. Wisner
         333 Clay Street, Suite 4200
         Houston, Texas 77002
         Telephone: 713-651-7000

         The name, business address and business telephone number of each of the executive officers of the Company are:

         Mark G. Papa
         333 Clay Street, Suite 4200
         Houston, Texas 77002
         Telephone: 713-651-7000

         Edmund P. Segner, III
         333 Clay Street, Suite 4200
         Houston, Texas 77002
         Telephone: 713-651-7000

         Loren Leiker
         333 Clay Street, Suite 4200
         Houston, Texas 77002
         Telephone: 713-651-7000

         Gary L. Thomas
         333 Clay Street, Suite 4200
         Houston, Texas 77002
         Telephone: 713-651-7000

         Barry Hunsaker, Jr.
         333 Clay Street, Suite 4200
         Houston, Texas 77002
         Telephone: 713-651-7000

         Timothy K. Driggers
         333 Clay Street, Suite 4200
         Houston, Texas 77002
         Telephone: 713-651-7000

ITEM 10. FINANCIAL STATEMENTS.

         The consideration in the Offer consists solely of cash. The Offer is not subject to any financing condition and the Offeror is a public reporting company under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, that files reports electronically on EDGAR. Therefore, pursuant to Instruction 2 to Item 10 of Schedule TO, the financial statements of EOG are not required.

ITEM 12. EXHIBITS.

         The following Exhibits are filed herewith:

(a)(1)(A)    Offer to Purchase dated October 11, 2006.

(a)(1)(B)    Letter of Transmittal.

(a)(1)(C)    Notice of Guaranteed Delivery.

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(a)(1)(D)    Form of Guidelines for Certification of Taxpayer Identification
             Number on Substitute Form W-9 (attached to Exhibit (a)(1)(B) hereto).

(a)(1)(E) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(G)    Press release of EOG, dated October 11, 2006.

(a)(2)       None.

(a)(3)       None.

(a)(4)       None.

(a)(5)       None.

(b)          None.

(d)          None.

(g)          None.

(h)          None.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13e-3.

         Not applicable.

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              EOG RESOURCES, INC.


                                              By:  /s/ HELEN LIM
                                                   -----------------------------
                                                   Helen Lim
                                                   Vice President and Treasurer

Dated: October 11, 2006

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                                  EXHIBIT INDEX

EXHIBIT NO.                              DESCRIPTION
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(a)(1)(A)    Offer to Purchase dated October 11, 2006.

(a)(1)(B)    Letter of Transmittal.

(a)(1)(C)    Notice of Guaranteed Delivery.

(a)(1)(D) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (attached to Exhibit (a)(1)(B) hereto).

(a)(1)(E) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(G)    Press release of EOG, dated October 11, 2006.

(a)(2)       None.

(a)(3)       None.

(a)(4)       None.

(a)(5)       None

(b)          None.

(d)          None.

(g)          None.

(h)          None.

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